October 27, 2005


VIA EDGAR AND FACSIMILE

Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C.  20549
Attention:  Ms. Elaine Wolff

                                Equity Inns, Inc.
            Registration Statement on Form S-3 (File No. 333-128981)

Dear Ms. Wolff:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, Equity Inns, Inc. (the "Company") hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 9:00 a.m. on October 31, 2005, or as soon thereafter as practicable.

         Pursuant to your letter to Howard A. Silver dated October 26, 2005, in connection with this request for effectiveness, the Company acknowledges the following:

         (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
         (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
         (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                Very truly yours,

                                EQUITY INNS, INC.


                                By:    /s/J. Mitchell Collins
                                       -----------------------------
                                Name:  J. Mitchell Collins
                                Title: Executive Vice President and
                                       Chief Financial Officer